                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                     SCHEDULE 13D
                                    (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  (AMENDMENT NO. 5)*

                                Harmony Holdings, Inc.
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                                   (Name of Issuer)

                                     Common Stock
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                            (Title of Class of Securities)

                                       41322310
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                                    (CUSIP Number)

                                Avron L. Gordon, Esq.
                               Brett D. Anderson, Esq.
                               Briggs and Morgan, P.A.
                                   2400 IDS Center
                                Minneapolis, MN 55402
                                    (612) 334-8400
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 17, 1998
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               (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

---------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                            (Continued on following pages)


                                  (Page 1 of 4 Pages)


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------------------------                               -------------------------
 CUSIP No.  41322310               13D                     Page  2  of  4  Pages
------------------------                               -------------------------

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Children's Broadcasting Corporation
     41-1663712
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                       / /

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Minnesota

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                    7    SOLE VOTING POWER

  NUMBER OF              3,188,731
    SHARES          ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER
   OWNED BY
     EACH                0
  REPORTING         ------------------------------------------------------------
    PERSON          9    SOLE DISPOSITIVE POWER
     WITH
                         3,188,731
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,188,731
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.1%
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14   TYPE OF REPORTING PERSON*

CO
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Children's Broadcasting Corporation (the "Company") hereby amends its statement on Schedule 13D (the "Schedule 13D") originally filed on July 31, 1997, and amended on September 23, 1997, September 30, 1997, October 1, 1997 and July 2, 1998, with respect to its beneficial ownership of shares of common stock, par value $0.01 per share ("Common Stock"), of Harmony Holdings, Inc., a Delaware corporation ("Harmony").

     Item 4 of the Schedule 13D is hereby amended and restated to read as follows:

Item 4:   Purpose of Transaction.

     The Company performed the Option Exercise and the Share Purchase to increase the Company's investment in Harmony. The Company reserves the right to purchase additional shares of Common Stock, on the open market or through direct purchases from Harmony, if it deems such action to be in its best interest.

     The Company intends, directly and through Harmony, to redeploy its resources following the planned sale of its radio stations to further expand its television commercial production business and holdings through acquisitions and the hiring of creative talent. Such acquisitions could potentially involve an extraordinary corporate transaction, such as a merger between the Company and Harmony. As of the date hereof, the Company does not have any understandings, commitments, agreements or plans with respect to any such acquisitions.

     Other than the information disclosed above, the Company does not presently have plans or proposals which relate to, or would result in, any of the matters listed in Paragraphs (a) through (j) of Item 4 of Schedule 13D.


                                 (Page 3 of 4 Pages)
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                                      SIGNATURE

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Dated: July 17, 1998

                         CHILDREN'S BROADCASTING CORPORATION



                         By:  /s/ Christopher T. Dahl
                             ---------------------------------------------------
                               Christopher T. Dahl
                               Chairman of the Board of Directors, President and Chief Executive Officer


                                 (Page 4 of 4 Pages)